UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030650

NO ACT
P.E 1-4-2002
1-11302

March 13, 2002

Steven N. Bulloch
Assistant Secretary
KeyCorp
127 Public Square
Cleveland, OH 44114-1306

Act	1934
Section	
Rule	14A-8
Public Availability	3/13/2002

Re: KeyCorp
Incoming letter dated January 4, 2002

Dear Mr. Bulloch:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to KeyCorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Gerald R. Armstrong
910 Fifteenth Street, No. 754
Denver, Colorado 80202-2984

KeyCorp
127 Public Square
Cleveland, OH 44114-1306

January 4, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong for Inclusion in KeyCorp's 2002 Proxy Statement

Dear Sir or Madam:

KeyCorp has received from Gerald R. Armstrong a proposal and supporting statement for inclusion in the KeyCorp proxy materials to be distributed to its shareholders in connection with its 2002 annual shareholders' meeting (the "2002 Proxy Statement").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, enclosed are six copies of this letter, together with six copies of the letter dated November 18, 2001 from Mr. Armstrong and the proposal and supporting statement enclosed with his letter, which have been marked as Exhibit A (collectively the "Armstrong Proposal"). KeyCorp respectfully requests the staff of the Division of Corporation Finance to concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if KeyCorp omits the Armstrong Proposal from the 2002 Proxy Statement. We are sending a copy of this letter concurrently to Mr. Armstrong.

BACKGROUND

Mr. Armstrong has filed proposals that have been included in KeyCorp's proxy statements annually since 1996. These proposals have requested the Board of Directors of KeyCorp to take those steps necessary to eliminate the classification of the terms of the members of the Board of Directors. Each year KeyCorp has stated its opposition to the proposal. For each of the last 2 years Mr. Armstrong's proposals, which required a majority vote of the shares represented at the meeting for passage, have received the votes of 53 percent of the shares represented.

In response to the passage of Mr. Armstrong's non-binding proposal, KeyCorp itself will be including a binding proposal on this issue in the 2002 Proxy Statement. A draft of KeyCorp's proposal is attached hereto as Exhibit B (the "KeyCorp Proposal"). The KeyCorp Proposal requires the affirmative vote of three-quarters of the voting power of KeyCorp and includes management's recommendation that shareholders vote against the KeyCorp Proposal.

DISCUSSION

1. The Armstrong Proposal Conflicts with the KeyCorp Proposal.

Rule 14a-8(i)(9) states that exclusion of a shareholder proposal is appropriate when it directly conflicts with the company's proposal. The Armstrong Proposal is in direct conflict with the KeyCorp Proposal because the two proposals advocate different outcomes on the same issue. The KeyCorp Proposal recommends a vote against declassification of the Board of Directors, and the Armstrong Proposal urges declassification. The unambiguous language of Rule 14a-8(i)(9) clearly authorizes exclusion of the Armstrong Proposal in this situation.

It might be argued that the two proposals are not in conflict, because they deal with the identical issue. This argument would be untenable, however, inasmuch as the proposals present directly opposing sides of the issue. The staff has allowed management to exclude competing shareholder proposals in similar circumstances in the past. For example, in Louisiana - Pacific Corporation (March 11, 1991), the staff approved exclusion of a shareholder proposal requesting redemption of rights issued pursuant to a stockholder rights plan where management's proposal took the opposite view of an identical proposal.

The staff has applied Rule 14a-8(i)(9) in a number of other situations in which there was some basis to conclude that inclusion of the shareholder's proposal could cause inconsistent or ambiguous results. Phillips-Van Heusen Corp. (April 21, 2000); Gabelli Equity Trust Inc. (March 15, 1993). If the Armstrong Proposal were included, it could lead to confusion, inconsistent results and an ambiguous mandate to the Board of Directors. In particular, if the KeyCorp Proposal were to pass and the Armstrong Proposal were to fail, the KeyCorp Board of Directors would be faced with one vote requiring mandatory declassification of the Board and another vote expressing lack of support for the very same action. This combination of outcomes may not present the most likely scenario if both proposals were presented, since shareholders who voted in favor of the KeyCorp Proposal would presumably be inclined to vote in favor of the Armstrong Proposal as well, and the latter proposal would have a lower vote required for passage. Nevertheless, it is entirely possible that shareholders could be confused by the presentation of two almost identical proposals at the same meeting and fail to respond to them in a consistent manner. This scenario illustrates exactly the kind of potential for confusion that Rule 14a-8(i)(9) is designed to prevent. The mere possibility of such an inconsistent and ambiguous outcome justifies exclusion of the Armstrong Proposal.

2. <u>The Armstrong Proposal Has Been Substantially Implemented</u>

Rule 14a-8(i)(10) provides that a proposal may be omitted when a company has substantially implemented the proposal, rendering it moot. The purpose of Rule 14a-8 is to provide shareholders with a means to communicate with other shareholders on matters of mutual concern. KeyCorp understands that the inclusion of a proposal by Mr. Armstrong in prior years has created interest in this issue, and KeyCorp will be addressing this issue itself this year, rendering the Armstrong Proposal superfluous. In its 1991 letter to Louisiana - Pacific Corporation cited above, the staff expressly concluded that management's proposal mooted the shareholder's proposal, citing Rule 14a-8(c)(10), the predecessor to current Rule 14a-8(i)(10). If the shareholders approve the KeyCorp Proposal by the requisite vote, the Code of Regulations will be amended in precisely the manner requested in the Armstrong Proposal. As in the situation presented in the Louisiana-Pacific letter, the fact that management and the shareholder present opposing recommendations on the same question does not change the conclusion that the shareholder's proposal has been substantially implemented.

Since 1983, moreover, Rule 14a-8(i)(10) has not required exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. Exchange Act Release No. 20,091 (August 16, 1983). In 1983 the Commission abandoned the staff's prior "fully effected" test in favor of an interpretation based on substantial implementation by the issuer. The Commission reconfirmed this approach and incorporated it into the rule itself in 1998 when it adopted the present wording of Rule 14a-8(i)(10). Exchange Act Release No. 40,018 (May 21, 1998). Thus, the plain text of Rule 14a-8(i)(10) by its terms now authorizes exclusion of a proposal that has been "substantially" implemented, even if the shareholder's proposal has not been fully effected.

Mr. Armstrong's present proposal requests KeyCorp's Board of Directors "to take those steps necessary" to declassify the Board. KeyCorp is responding directly to this request from prior years by taking the action of submitting a proposal presenting precisely this issue to the shareholders for a binding vote. Although KeyCorp's Code of Regulations provides that three-quarters of the outstanding shares are required for approval of the KeyCorp Proposal in the absence of a favorable recommendation by the Board of Directors, this fact, which KeyCorp has fully disclosed in its response to Mr. Armstrong's Proposals in prior years, should not prevent a finding that the Armstrong Proposal has been substantially implemented.

The Board's action in presenting the issue in the 2002 Proxy Statement, not merely for further guidance from the shareholders, but for a binding vote, is a required step in the process Mr. Armstrong has asked the Board to undertake. The KeyCorp Proposal will achieve the objectives of the Armstrong Proposal entirely if it is approved by the requisite shareholder vote. Therefore, presentation of the KeyCorp Proposal constitutes substantial implementation of the Armstrong Proposal.

CONCLUSION

The Armstrong Proposal may be properly omitted from the 2002 Proxy Statement. The Armstrong Proposal covers the identical topic that KeyCorp discusses in its own proposal. Accordingly, KeyCorp is taking the action that Mr. Armstrong seeks -- placing this issue before the shareholders. KeyCorp has previously placed this issue before its shareholders for 6 consecutive years at Mr. Armstrong's request. In addressing the issue itself this year in a definitive way, KeyCorp must avoid the potential for confusion inherent in presenting a conflicting proposal capable of producing an ambiguous result.

For the reasons set forth above, KeyCorp requests that the staff concur in the action by KeyCorp to omit the Armstrong Proposal from the 2002 Proxy Statement. If the staff has any questions with respect to this request, please contact me at 216.689.5109.

Very truly yours,

Steven N. Bulloch, Assistant Secretary

Enclosures

EXHIBIT A

910 Fifteenth Street, No. 754
Denver, Colorado 80202-2984
November 18, 2001

Mr. Thomas C. Stevens, Secretary
KEYCORP
127 Public Square
Cleveland, Ohio 44114

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of KEYCORP, at the coming annual meeting in 2002, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 20,080 shares are registered in my own name, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the annual meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 910 Fifteenth Street, No. 754; Denver, Colorado 80202-2984; 303:355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on managment's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

RESOLUTION

That the shareholders of KEYCORP request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of previously elected Directors.

STATEMENT

In the last two annual meetings, shareholders, despite not having confidential voting procedures and management voting all unmarked proxies, voted in FAVOR of this proposal.

The Board of Directors has neglected this mandate and violated the wishes of its owners.

The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation. Currently, KEYCORP's Board is divided into three classes with each class serving staggered three year terms. Because of this structure, shareholders may only vote on one-third of the Directors each year. This is not in the best interests of shareholders because it reduces accountability and is an unnecessary take-over defense.

Shareholders of Chase Manhattan received one-year terms for their directors upon merging with Chemical Bank. Many other successful bank holding companies have one year terms for their directors.

Occidental Petroleum, Ameritech, Time-Warner, Lockheed-Martin, Campbell Soups, Atlantic Richfield, Westinghouse are among many corporations replacing three year terms with annual elections for all directors.

THE HOME DEPOT stated in its 2000 proxy statement supporting replacing three year terms with one year terms for its directors:

"We believe that it is in the best interest of .... Stockholders to eliminate the classified Board so that stockholders elect all directors annually. The amendment .... will allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

These actions increased shareholder voting rights by 300%--and, at no cost to the shareholders.

The proponent believes the current system produces only a facade of coninuity which should be displaced; and accountability and performance be substituted as the basis for re-election to our board of directors.

If you agree, please vote "FOR" this proposal. Your shares will be automatically voted "against" if your proxy is unmarked.

AMENDMENT TO REGULATIONS TO REQUIRE ANNUAL ELECTION OF ALL DIRECTORS

A shareholder proposal requesting the Board of Directors to take steps to cause the annual election of directors has been presented to the KeyCorp shareholders for the last six years. The proposal was defeated the first four times it was submitted to the shareholders. However, on its fifth submission in 2000 the proposal received a favorable vote of 53% of the shares voting – which constituted approximately 39% of the outstanding shares. After that vote, the Compensation and Organization Committee of the Board of Directors thoroughly reviewed the proposal at three separate meetings of the Committee. The Committee, comprised solely of outside directors, consulted with outside advisors, evaluated the advantages and disadvantages of a staggered board, and reviewed the responses of other public companies to such proposals. The Committee ultimately recommended to the full Board of Directors that no action be taken to declassify the Board and the Board of Directors agreed with the recommendation.

Last year, the proposal was submitted for a sixth time to the shareholders and again received a 53% favorable vote of the shares voting at the meeting – which again constituted approximately 39% of the outstanding shares. The Compensation and Organization Committee carefully reviewed the proposal at three separate meetings and discussed the proposal with outside corporate governance consultants and numerous shareholders. The Committee again determined that it believes that a classified board is in the best interests of KeyCorp and its shareholders.

However, both the Committee and the Board are mindful that a majority of the shares voting on the non-binding shareholder proposal for the last two years have voted in favor of the proposal. Consequently, the Board, acting upon the Committee's recommendation, has determined to submit the proposal to a binding vote of the shareholders in the form of an amendment to KeyCorp's Code of Regulations requiring the annual election of all directors.

Even though the shareholders are now being afforded the opportunity to amend the Regulations to require the annual election of directors, both the Committee and the Board continue to believe strongly that a staggered board is in the best interests of KeyCorp and its shareholders. For this reason, the Board of Directors is not recommending to the shareholders that KeyCorp's regulations be amended to require the annual election of directors.

In the Committee's opinion, KeyCorp's ability to succeed in producing long-term shareholder value requires long-term strategic planning, capital commitments, and careful and consistent application of financial and other resources. The classified board gives KeyCorp a competitive advantage. The majority of the directors at any given time will have experience in and knowledge of the business and operations of KeyCorp.

Election of directors by class is a common practice that has been adopted by many companies and currently exists at __ out of __ major regional banks that comprise the Standard & Poor's Major Regional Bank Index and in approximately __ per cent of the 500 companies comprising the 2001 Standard & Poor's Stock Price Index.

The staggered board is an effort to balance two very important concerns, those being the need for shareholders to express their opinion about the Board's performance each year and the need for KeyCorp's directors to focus on KeyCorp's long-term success.

Under the proposed amendment, the annual election of directors would be effective as of the KeyCorp 2003 Annual Meeting of Shareholders and would be phased in over a three year period. Directors who had been previously elected for three year terms ending in 2004 and 2005 would continue to serve out these terms so that no director previously elected to a three year term would have his or her term shortened. Consequently, under the proposed amendment, one-third of the directors would be elected to one year terms in 2003, two-thirds of the directors would be elected to one year terms in 2004 and finally in 2005 all directors would be elected to one year terms.

Vote Required. Pursuant to Article X of the Regulations, the Regulations may be amended by the affirmative vote of holders of shares entitled to exercise three-quarters of the voting power of KeyCorp, unless the amendment is recommended by at least two-thirds of the entire authorized Board of Directors in which case the requisite vote is a majority of the voting power of KeyCorp. Because the Board of Directors is opposed to this amendment to annually elect all directors of KeyCorp and the amendment is therefore not being recommended by at least two-thirds of the entire authorized Board, the amendment must receive the affirmative vote of holders of shares entitled to exercise three-quarters of the voting power of KeyCorp.

The Board of Directors of KeyCorp recommends that the shareholders vote AGAINST adoption of this amendment to the Regulations.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KeyCorp
Incoming letter dated January 4, 2002

The proposal requests that the board of directors take the necessary steps to declassify the board.

There appears to be some basis for your view that KeyCorp may exclude the proposal under rule 14a-8(i)(10). We note in particular your representation that KeyCorp must receive shareholder approval in order to declassify the board and that shareholders will be provided the opportunity to give that approval at KeyCorp's 2002 Annual Meeting. Accordingly, we will not recommend enforcement action to the Commission if KeyCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which KeyCorp relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor